Exhibit 99.2

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413-1600


October 30, 2001


Dear Shareholder:

I am pleased to announce that Connecticut Water Service, Inc. has appointed Registrar and Transfer Company as our new transfer agent, registrar, and dividend agent. This change became effective October 8, 2001 for our preferred holders. The effective date for our common share-holders is October 30, 2001.

The Company has also appointed Registrar and Transfer Company as the successor rights agent under the Company's Shareholder Rights Plan adopted in August 1998. This appointment will take effect November 9, 2001.

For those shareholders participating in our Dividend Reinvestment Plan (the "Plan"):

o You will continue to receive quarterly statements of your account. If you make a cash reinvestment, you will receive a statement at the end of the month in which your cash was reinvested.
o Provisions of the Company's Plan will continue to be in effect with the following exceptions:

           Starting with the December 2001 cash reinvestment, all monthly cash reinvestments will be made by the transfer agent on the 15th day of the month (not on the 2nd to 4th day of the month). If you have automatic withdrawal from your bank account, Registrar and Transfer will complete the withdrawal according to this revision. Please check with your bank to ensure that the transaction is completed on or before December 15 and advise us of any problem that might occur. For those who mail their cash reinvestments, the check must be received at Registrar and Transfer five (5) business days before December 15 and on any subsequent cash reinvestment date thereafter.

           Registrar and Transfer will charge a shareholder a flat fee of $10 on each sale of Connecticut Water Service shares held in the Plan. In the past, $5 plus a per share fee was charged on each sale of shares.

           Registrar and Transfer will charge a shareholder a flat fee of $25 for each check returned for insufficient funds.


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For those shareholders who receive a dividend check:

o You will continue to receive your quarterly dividend check
o If you have designated automatic deposit of your dividend check, this service will continue.

The changes described above will be reflected in a revised DRIP Prospectus to be prepared and distributed to shareholders in the near future. In all other material respects, the Plan will continue to operate as it currently operates.

Registered shareholders seeking information regarding stock transfer, lost certificates, address changes, reregistration of shares to reflect a change of name or gift of stock, and dividend payment may contact Registrar and Transfer Company by letter or telephone at the following:

                     Registrar and Transfer Company
                     10 Commerce Drive
                     Cranford, New Jersey 07016-3572
                     Telephone: 1-800-368-5948
                     E-mail: info@rtco.com
                     Internet address: www.rtco.com

For further information regarding the transfer agent change, you may contact Michele G. DiAcri, Corporate Secretary, Connecticut Water Service, Inc. at 1-800-428-3985, ext. 3015. We are pleased to partner with Registrar and Transfer Company, and together we are committed to a seamless transition with minimal disruption to our shareholders.


Sincerely,

/s/ Marshall T. Chiaraluce
--------------------------
Marshall T. Chiaraluce
Chairman, President/CEO